Exhibit 10.8

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. Information that was omitted has been noted in this document with a placeholder identified by the mark “[***]”.

SUPPLY AGREEMENT

THIS SUPPLY AGREEMENT is made and entered into this 27th day of February, 2020 (the “Effective Date”), by and between Dermata Therapeutics, LLC, a Delaware limited liability company, having a principal place of business at 3525 Del Mar Heigts Rd. #322, San Diego, CA 92130 (“Dermata”), and LIMITED LIABILITY COMPANY “REKA-PHARM” (ОБЩЕСТВО С ОГРАНИЧЕННОЙ ОТВЕТСТВЕННОСТЬЮ “РЕКА-ФАРМ”), d.b.a Reka-Pharm, a Russian Federation limited liability company, registered in Russia under the primary state registration number [***] and, as of the date hereof, having a principal place of business at [***] (“Reka-Farm”) and Mikhail Petrovichev.

WHEREAS, Reka-Farm is a supplier of Spongilla and Material (as such terms are defined below); and

WHEREAS, Dermata wishes to purchase Spongilla and Material from Reka-Farm on the terms and conditions of this Agreement to develop proprietary dermatological products; and

WHEREAS, Reka-Farm is willing to supply Spongilla and Material to Dermata on the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the acknowledgements, confirmations, representations, warranties and covenants contained herein, Dermata and Reka-Farm (which shall each also hereinafter be referred to as a “Party” or together as the “Parties”) hereby agree as follows:

ARTICLE I.

DEFINITIONS

The following terms, whether used in the singular or plural, have the respective meanings set forth below:

1.1

“Acceptance Criteria” means the criteria set forth in the Collection Protocol, as developed by Dermata and modified from time to time, setting forth requirements for acceptance of any Material to be Supplied to Dermata.

1.2	“Accepted Purchase Order” shall have the meaning set forth in Section 2.5.2.

1.3

“Affiliate” means any individual, corporation, association, or other business entity, which directly or indirectly controls, is controlled by, or is under common control with the Party in question. As used in this definition of “Affiliate,” the term “control” shall mean, as to an entity, (a) direct or indirect ownership of fifty percent (50%) or more of the voting interests or other ownership interests in the entity in question; (b) direct or indirect ownership of fifty percent (50%) or more of the interest in the income of the entity in question; or (c) possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the entity in question (whether through ownership of securities or other ownership interests, by contract or otherwise).

1.4	“Agreement” means this Supply Agreement.

1.5

“Applicable Laws” means (i) all Russian federal and local (regional or municipal) laws, rules, and regulations applicable to the Collection, Processing and Testing of Spongilla and Testing and Supply of Material under this Agreement, including, but not limited to, the Ministry of Agriculture of the Russian Federation Regulation No 501 dated 6 October 2017 “On approval of the list of types of aquatic biological resources with respect to which industrial fisheries in internal waters could be carried out in the Russian Federation, excluding inland sea waters of the Russian Federation, and on declaration of regulations of the Ministry of Agriculture of the Russian Federation to be no longer in force” (ii) all laws, rules and regulations of any governmental authority or body worldwide applicable to this Agreement and the licensing, importation, manufacturing, use and sale of Material and Products, and (iii) all rules, guidelines and regulations applicable to the manufacturing, development and sale of the Material and a Products as enacted and enforced by a Regulatory Authority, including, but not limited to, the GACP.

1.6

“Batch” means a specific quantity of Material that is intended to be of uniform character and quality, within specified limits, and is Collected, Processed, Tested and Supplied during the same year from a Collection Site, in accordance with the Documentation, as defined by the Batch Record.

1.7

“Batch Record” means all Documentation, including information relating to the production and control of each Batch, demonstrating each step in the Collection, Processing, packing, and storage of a Batch.

1.8	“Business Day” means any day other than Saturday, Sunday or any statutory holiday in the United States of America.

1.9	“Calendar Quarter” means each of the periods of time from (a) January 1 through March 31, (b) April 1 through June 30, (c) July 1 through September 30, and (d) October 1 through December 31.

1.10	“Certificate of Analysis” shall have the meaning set forth in Section 5.1.

1.11	“Certificate of Compliance” means a statement from Reka-Farm certifying that a Batch has been Collected, Processed and Tested in accordance with the Documentation and Applicable Laws.

1.12

“Certificate of Taxonomic Identification” means a document certifying Spongilla species authenticity by a qualified expert using organoleptic, macroscopic, and microscopic techniques against known standards.

1.13

“Collection,” “Collected,” and “Collecting” means all operations of Reka-Farm and/or Reka-Farm Contractors related to the scheduling and collecting of Spongilla that follows the Collection Protocol requirements and other requirements for collection of Spongilla hereunder.

1.14	“Collection Date” means the date in each calendar year in which Reka-Farm has scheduled to begin Collecting Spongilla.

1.15

“Collection Protocol” means a collection management plan which includes the minimum collection quantities of Spongilla required to be Collected, prospective Collection Sites, the Collection Date and descriptions and instructions for Collecting and Processing Spongilla and the collection log book.

1.16	“Collection Site” means the geographic area designated in the Collection Protocol and within which Reka-Farm will Collect each Batch of Spongilla to be Delivered.

1.17

“Commercially Reasonable Efforts” means the level of effort as is customary in the pharmaceutical industry for carrying out in a reasonably sustained manner a particular task or obligation, including Reka-Farm’s obligations relating to Collecting, Processing, Testing and Supply.

1.18	“Confidential Information” shall have the meaning set forth in Section 7.1.

1.19

“Cosmetic Product” means any product that (a) contains Spongilla solids, not to exceed [***] by weight of the total solids weight, (b) is formulated with at least one (1) other inactive component, for example: gel, cream or lotion, in a single package and (c) is not sold as a “drug” in any country in the Territory as defined in Sec. 201(g)(1) of the Act.

1.20	“Deliverables” shall have the meaning set forth in Section 8.3.

1.21	“Delivery” and “Delivered” shall have the meaning set forth in Section 3.2.

1.22

“Delivery Date” means the date contained in a Purchase Order or an Accepted Purchase Order, as the case may be, on which Dermata requests Delivery of the Material from Reka-Farm to Dermata, an Affiliate of Dermata or a Third Party designated by Dermata.

1.23

“Documentation” means the (i) Collection Protocol; (ii) inspection procedures and specifications for Spongilla and desiccated Spongilla (including physical, and organoleptic specifications); (iii) desiccated Spongilla Processing procedures; (iv) in-process specifications; (v) processed Spongilla packaging procedures and specifications and labeling; (vi) Material specifications; (vii) Acceptance Criteria; (viii) the Certificates of Analysis, (ix) Certificates of Taxonomic Identification, and (x) Certificates of Compliance, in the case of each of (i) to (x) as may be amended or revised from time to time by mutual written agreement of the Parties, or as required by a Regulatory Authority.

1.24	“Equipment” means all materials, screens, tools, machines, packaging and labeling components, and all other supplies of any kind used in connection with Collection, Processing, Testing and Supply.

1.25

“Exploit,” “Exploiting” or “Exploitation means sell, provide, process, test, develop, formulate, have made, make, use, offer for sale, market, advertise, promote, import, export, supply, commercialize or otherwise distribute of.

1.26	“Facility” means the Reka-Farm’s facility located at [***].

1.27

“Force Majeure Event” means causes beyond a Party’s reasonable control, including and without limitation, civil disturbances, fire, explosions, acts of God, severe weather, floods, disease, war, acts of a public enemy, terrorism, and government action.

1.28	“Forecast” shall have the meaning set forth in Section 2.5.1.

1.29

“Good Agricultural and Collection Practices”, “GACP” shall have the meaning set forth in (a) the World Health Organization’s “WHO guidelines on good agricultural and collection practices (GACP) for medicinal plants,” and (b) the European Medicines Agency’s “Guideline on Good Agricultural and Collection Practice (GACP) for Starting Materials of Herbal Origin”.

1.30

“Intellectual Property Rights” means (i) patents, patent disclosures and inventions (whether patentable or not), (ii) trade secrets, know-how and other confidential information, and (iii) all other intellectual property rights, in each case whether registered or unregistered and including all applications for, and renewals or extensions of, such rights, and all similar or equivalent rights or forms of protection in any part of the world.

1.31	“Material” or “Spongilla Raw Material” means products comprising Spongilla that have been (a)

Collected, Processed, and Tested by Reka-Farm and/or Reka-Farm Contractors, and (b) Supplied by Reka-Farm to Dermata in accordance with the terms and conditions of all Applicable Laws, this Agreement and the Quality Agreement.

1.32

“Net Sales” shall mean for any period, the gross amount recorded for such period by Dermata on their books and records, in accordance with GAAP with respect to sales of a Products in the Territory to Third Parties for any use in human medicine after deducting (such amounts determined in good faith by Dermata) (i) normal and customary trade and quantity discounts actually taken or allocated, (ii) rebates and chargebacks, (iii) any customary allowances for damaged or returned goods or any credits actually accepted for Products destroyed in the field pursuant to Dermata’s approval, (iv) retroactive price reductions or adjustments, (v) sales or excise taxes, (vi) shipping, freight and handling charges, and (vii) insurance charges. In addition, the supply of the Products for (a) prototypes, test samples, demonstrations or marketing units provided by Dermata to a Third Party not in exchange for monetary consideration, (b) charitable donations or compassionate use, (c) any clinical study materials used in any clinical study, or (d) any returns or recalls of Products for which Dermata provides a refund of the purchase price paid by a Third Party for such returned or recalled unit of Products shall not be included within the computation of Net Sales. For the avoidance of doubt, and by way of example, “allowances” for the purposes of the calculation of Net Sales include (i) credits given to customers at the time of list price increases, including fees for inventory management agreements with wholesalers or distributors, (ii) credits given to customers for stocking allowances upon the launch of the Products (or any new version thereof), and (iii) credits given (or payments made) to customers or patients based upon the redemption of a coupon or free trial offer.

1.33	“Non-Conforming Material” shall have the meaning set forth in Section 5.2.

1.34	“Pre-shipment Sample” shall have the meaning set forth in Section 5.1.

1.35	“Products” means products that contain Material, alone or in combination with other active or inactive ingredients.

1.36

“Process,” “Processed,” “Processing” means all operations of Reka-Farm, its Affiliates and and/or Reka-Farm Contractors, including but not limited to sorting, cleaning, drying, processing, grinding, sizing, and milling, of Collected Spongilla, necessary to Supply Material that meets the applicable Documentation and other requirements for Spongilla and Material hereunder.

1.37	“Purchase Order” shall have the meaning set forth in Section 2.5.2.

1.38	“Purchase Price” shall have the meaning set forth in Section 3.1.

1.39	“Quality Agreement” shall have the meaning set forth in Section 4.7.

1.40	“Recall” shall have the meaning set forth in Section 5.5.

1.41

“Regulatory Authority” means any governmental or regulatory agency with authority over Reka-Farm’s operations pursuant to this Agreement, or over Dermata’s development or use of the Material, or the development, testing, and sale of Products.

1.42	“Reka-Farm Contractors” means any contractors or other Third Parties retained or used by Reka-Farm to perform any of Reka-Farm’s obligations under this Agreement.

1.43	“Representatives” shall have the meaning set forth in Section 7.2.

1.44	“Royalty” shall have the meaning set forth in Section 3.4.

1.45	“Royalty Reporting Quarter” means each Calendar Quarter during the Term subsequent to the first commercial sale of a Product by Dermata or its Affiliate.

1.46	“Spongilla” means sponges of: Phylum: Porifera; Class: Demospongia; Family: Spongillidae; Genus: Spongilla; Species: Spongilla Lacutris; fresh-water, wild-grown.

1.47

“Spongilla Licenses” means one or more licenses or permits granted by the government of the Russian Federation and that are necessary in order for Reka-Farm to Collect Spongilla within a Collection Site and Process and Supply Spongilla in accordance with all Applicable Laws, including (but not limited to) permission to catch aquatic biological resources.

1.48

“Supply,” “Supplying,” and “Supplied” mean all operations of Reka-Farm related to the packaging, labeling, warehousing, storing, and shipping of Material that has been Collected, Processed, and Tested, that meets the applicable Acceptance Criteria and other requirements for Material hereunder.

1.49	“Territory” means worldwide, but excluding the Russian Federation.

1.50	“Term” shall have the meaning set forth in Section 10.1.

1.51

“Test,” “Tested,” and “Testing” means all testing of Spongilla and the Materials conducted by Reka-Farm and/or Reka-Farm Contractors conducted at the Testing Facility or by the Testing Expert, including quality control testing and acceptance testing as required to meet the Documentation and other requirements for Material hereunder.

1.52	“Testing Expert” shall have the meaning set forth in Section 5.3.1.

1.53	“Testing Facility” means the Reka-Farm laboratory located at [***], or Reka-Farm Contractor’s facility where Testing is conducted.

1.54	“Third Party” means a party other than Dermata or Reka-Farm.

1.55

“Trademarks” means all rights in and to trademarks, service marks, trade dress, trade names, brand names, logos, symbols, trade dress, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing, in each case whether registered or unregistered and including all registrations and applications for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection in any part of the world.

Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms “hereof,” “herein,” “hereby,” and derivative or similar towards refer to this entire Agreement; (d) the terms “Section” refer to the specified section of this Agreement; (e) the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase, “and/or”; (f) the term “including” means “including, without limitation”; and (g) “days” refers to calendar days. All references to “$” or “Dollar” amounts hereunder shall be deemed to be U.S. Dollars, and all payments due hereunder shall be made in U.S. Dollars.

ARTICLE II.

SUPPLY OF MATERIAL

2.1    Collection and Processing of Spongilla; Processing, Testing, and Supply of Material.

2.1.1    Collection of Spongilla only within the Collection Site. Reka-Farm will Collect Spongilla only within the Collection Site(s) and in conformance with the Documentation, unless otherwise agreed to in writing by the Parties. Reka-Farm will promptly notify Dermata in writing if Reka-Farm determines that any Batch, or any portion of any Batch, of Spongilla is Collected outside a Collection Site. Reka-Farm shall ensure that any and all Spongilla Licenses, registrations, and Regulatory Authority approvals required by Applicable Laws are obtained and maintained during the Term in connection with each Collection Site, the Equipment, and processes used in connection with Collecting and Processing of the Spongilla by Reka-Farm and/or Reka-Farm Contractors.

2.1.2    Collection Protocol. Not less than sixty (60) days prior to the Collection Date in each calendar year, the Parties shall mutually approve the Collection Protocol for such year.

2.2    Processing and Testing of Spongilla and Material. Reka-Farm and/or Reka-Farm Contractors will (a) Process Spongilla and Materials only at the Collection Sites and the Facility, and (b) Test Spongilla and Materials only at the Test Facility, each of (a) and (b) in conformance with all Applicable Laws, the terms and conditions of this Agreement, and the Quality Agreement, unless otherwise agreed to by the Parties in writing. Reka-Farm will immediately provide notice to Dermata in writing if any of the Material Supplied to Dermata is Processed or Tested at a facility other than the Facility or the Testing Facility. All Material derived from Collections after the year 2019 must be stored at controlled room temperature and protected from light and moisture. Reka-Farm shall ensure the Facility, the Testing Facility, and Equipment within is maintained in a state of repair and operating efficiency consistent with the requirements of the Documentation and all Applicable Laws.

2.3    Supply of Material.

2.3.1    Exclusivity of Supply. During the Term, and subject to the terms and conditions of this Agreement, Reka-Farm shall sell, provide, or otherwise supply Spongilla Raw Material exclusively to Dermata for use in the Territory. Reka-Farm shall not, directly or indirectly through Affiliates, agents, Reka-Farm Contractors, representatives or distributors, except through Dermata hereunder, Exploit Spongilla Raw Material or any product containing Spongilla that is not a Cosmetic Product to (a) any Third Party in the Territory, or (b) to any Third Party that Reka-Farm knows, or has reason to know, is or intends to Exploit in the Territory. For the avoidance of doubt, Reka-Farm may sell Cosmetic Products to Third Parties in the Territory. If during the Term any Third Party is found to be Exploiting Spongilla Raw Material in the Territory that was provided by Reka-Farm or found to be Exploiting any product that contains Spongilla Raw Material provided by Reka-Farm that is not a Cosmetic Product produced or manufactured by Reka-Farm, Reka-Farm shall immediately stop providing all products to such Third Party and shall terminate any and all agreements with such Third Party. The Parties hereto recognize that the restrictions contained herein, and the terms of, this Section 2.3.1 are properly required for the adequate protection of Dermata’s rights under this Agreement and agree that if any provision in this Section 2.3.1 is determined by any court to be unenforceable by reason of its extending for too great a period of time or over too great a geographic area, or by reason of its being too extensive in any other respect, such covenant shall be interpreted to extend only for the longest period of time and over the greatest geographic area, and to otherwise have the broadest application as shall be enforceable.

2.3.2    Purchase of Supplied Material. Subject to the terms and conditions of this Agreement, Dermata agrees to purchase the Materials from Reka-Farm in quantities to be determined by Dermata in Purchase Orders, in its sole discretion. Dermata may supply purchased Materials to Third Parties and Affiliates.

2.4    Documentation. Reka-Farm shall Collect and Process Spongilla and Test and Supply Material in accordance with the applicable Documentation and all Applicable Laws. At least fifteen (15) business days prior to the Delivery Date specified in an Accepted Purchase Order, Reka-Farm shall send to Dermata the following information: (i) the number of Batches from each specified Collection Site, as specified in a Purchase Order, (ii) a Certificate of Analysis, (iii) a Batch Record, (iv) a Certificate of Taxonomic Identification, and (v) a Certificate of Compliance for Dermata’s review and approval. For the avoidance of doubt, Reka-Farm shall not Supply to Dermata hereunder, and Dermata shall have no obligation to accept from Reka-Farm, any Material in contravention of this Section 2.4, unless mutually agreed to in writing by the Parties.

2.4.1    Documentation and Process Changes.

(a)    Specification and Process Changes. In the event that (i) any amendments are made to the Documentation, (ii) any additional Testing for the Material, any licensing or any other procedure is deemed necessary by Dermata to comply with Applicable Laws, (iii) or any changes to the Documentation are requested by any Regulatory Authority or by Dermata in response to findings resulting from a quality audit, and any of (i) to (iii) require changes to the Collection, Processing, or Testing or the Spongilla, or to the Facility, the Testing Facility or Reka-Farm’s other activities under this Agreement, Dermata promptly shall provide Reka-Farm with a description of such changes. Reka-Farm shall use Commercially Reasonable Efforts to implement such changes in accordance with the change control procedures specified in the Quality Agreement, at Reka-Farm’s sole cost. In the event Reka-Farm demonstrates through written evidence that its operations are not capable of incorporating the proposed changes within the timeframe requested to comply with such changes, then the Parties will engage in good faith discussions with respect to the identification and implementation of arrangements that will permit Reka-Farm to incorporate the proposed changes into its operations.

(b)    Dermata Approval Required. Notwithstanding the foregoing provisions of this Section 2.4.1, Reka-Farm shall not, in any material respect, amend, modify or supplement the Documentation or the Acceptance Criteria for the Material without the prior, written consent of Dermata.

2.5    Forecasts; Orders.

2.5.1    Forecasts. As specified herein, Dermata will provide Reka-Farm with a rolling two-year forecast of Dermata’s anticipated requirements of Material (each, a “Forecast”), specifying the Collection year or years desired. The first Forecast will be provided not later than one hundred and twenty (120) days after the Effective Date, and Forecast updates will be provided semi-annually by Dermata starting on January 1, 2021. Reka-Farm guarantees the ability to Supply to Dermata the quantity specified in each Forecast for the first twelve (12) months of each Forecast. All Forecasts will be non-binding on Dermata.

2.5.2    Purchase Orders and Acceptance. Dermata may submit to Reka-Farm one or more purchase orders for the purchase of Material (each, a “Purchase Order”) at least thirty (30) days prior to the requested Delivery Date, which Purchase Orders will contain (a) the Collection year(s) from which such Material should be derived, (b) the quantity of Material to be Delivered, (c) the number of Batches, (d) any requirement for a Pre-shipment Sample, (e) the requested Delivery Date(s), and (f) any applicable shipping information. Within ten (10) days after Reka-Farm’s receipt of each Purchase Order, Reka-Farm will provide Dermata with a written notice of acceptance or rejection of each such Purchase Order, an acceptance of which will include confirmation of the requested Delivery Date(s) and quantities of Materials to be Delivered (each, an “Accepted Purchase Order”). Purchase Orders which Reka-Farm does not reject within such ten (10) day period will be deemed an Accepted Purchase Order. In the event Reka-Farm notifies Dermata that it believes that changes to the Purchase Order are necessary, the Parties shall enter into good faith negotiations regarding the changes requested by Reka-Farm. Upon written agreement of the Parties, Dermata will re-issue the Purchase Order incorporating such changes, and the re-issued Purchase Order shall be deemed an Accepted Purchase Order. The terms and conditions contained in an Accepted Purchase Order shall be binding on the Parties. Reka-Farm shall be obligated to deliver to Dermata, on or prior to the Delivery Date, the Batches that conforms to the Documentation in the quantity set forth in an Accepted Purchase Order. Subject to the terms and conditions of Article V, Dermata shall be obligated to purchase the quantity of conforming Materials set forth in the Accepted Purchase Order, and at the Purchase Price. In the event that the terms and conditions of any Purchase Order or Accepted Purchase Order conflict with the terms and conditions of this Agreement or the Quality Agreement, the terms of this Agreement or the terms of the Quality Agreement, as the case may be, shall prevail.

2.6    Reka-Farm Responsibilities. Reka-Farm shall, at its sole cost, be responsible for purchasing and maintaining all materials, Equipment, and Spongilla Licenses, paying and training all personnel and Reka-Farm Contractors and acquiring any other documentation required to Collect and Process Spongilla and Test and Supply the Material in accordance with all Applicable Laws and the terms and conditions of this Agreement and the Quality Agreement.

2.7    Subcontracting. Upon written notification to Dermata, Reka-Farm may delegate or subcontract its Collecting, Processing, Testing, and Supply obligations hereunder, and may delegate or subcontract other of its obligations hereunder to any of its Affiliates or Reka-Farm Contractors; provided, however, that such delegation or subcontract is not prohibited by Applicable Laws and that Reka-Farm shall fully and unconditionally guarantee the full and timely performance by any such Affiliates or Reka-Farm Contractors, which guarantee shall be a continuing guaranty and remain in full force and effect for so long as there shall remain any obligations (including, without limitation, any indemnification obligations) or any representations or warranties of Reka-Farm under this Agreement. Any delegation or subcontracting by Reka-Farm of any of its rights or obligations under this Agreement shall not relieve Reka-Farm of any of its obligations hereunder.

2.8    Failure to Supply. In the event of an actual or anticipated inability to Supply Material in accordance with the terms and conditions of an Accepted Purchase Order (“Failure to Supply”), Reka-Farm shall promptly notify Dermata in writing and, unless otherwise agreed by the Parties, all available quantities of Spongilla then-available to Reka-Farm, whether or not conforming to the Documentation, shall be made available to Dermata on a first priority basis until the terms and conditions of the applicable Accepted Purchase Order are met in full. In all instances of Failure to Supply, Reka-Farm will, in consultation with Dermata, use Commercially Reasonable Efforts to immediately resolve the conditions that led to the Failure to Supply at Reka-Farm’s sole expense. Except in the event of a Failure to Supply caused by the occurrence of a Force Majeure Event, a Failure to Supply event shall be deemed a material breach by Reka-Farm of the terms and conditions of this Agreement.

2.9    Observation. Reka-Farm grants to Dermata a right, upon at least thirty (30) days written notice to Reka-Farm, to have one or more Dermata personnel or Third-Party contractors present at a Collection Site during Collecting and Processing Spongilla, at the Facility during Processing, and/or at the Testing Facility during Testing. This observation right shall include having a Dermata designated representative at the Facility full-time.

ARTICLE III.

PRICE, ROYALTIES; DELIVERY AND PAYMENT TERMS

3.1    Material Price. Reka-Farm will Supply Material to Dermata, as specified in each Accepted Purchase Order, and meeting the requirements of the Documentation, all Applicable Laws, the terms and conditions of this Agreement and the Quality Agreement, and, subject to the terms and conditions of this Agreement, Dermata shall pay to Reka-Farm the price of [***] (the “Purchase Price”) of such Delivered Material.

3.2    Delivery Terms. Reka-Farm shall prepare all Material for shipment to Dermata, or to Dermata’s designated consignee, in conformance with the terms and conditions of the applicable Accepted Purchase Order, this Agreement and the Quality Agreement, unless otherwise agreed to in writing by the Parties. Unless otherwise set forth in an Accepted Purchase Order, all shipments of Material shall be delivered EXW (Incoterms 2010) the Facility (“Delivery” and/or “Delivered”), freight collect, by a common carrier designated by Dermata. Dermata shall procure, at its cost, insurance covering damage or loss of Material during shipping from the Facility to Dermata’s designated receipt location. Reka-Farm shall prepare each Batch for shipment in accordance with the instructions in the applicable Accepted Purchase Order. Title to the Material shall pass from Reka-Farm to Dermata upon Dermata or a common carrier designated by Dermata taking possession of the Material.

3.3    Method of Payment. Reka-Farm will invoice Dermata upon completion of Delivery of each Batch as designated in each Accepted Purchase Order, and all undisputed invoices shall be due and payable thirty (30) days from the date of Dermata’s receipt of such invoice. All payments hereunder shall be made in United States Dollars. Dermata shall make all payments pursuant to this Agreement by wire transfer to a bank account as designated in writing by Reka-Farm. In the event Dermata disputes any portion of an invoice in good faith, including but not limited to Dermata’s rejection of a Batch or a portion of a Batch Delivered by Reka-Farm to Dermata in accordance with Section 5.2, Dermata shall be permitted to suspend payment of the disputed invoice until such dispute is resolved and the Parties shall work together in good faith to resolve any such disputes in an expeditious manner.

3.4    Royalty Payments. Subject to the terms and conditions stated herein and during the Term, Dermata shall pay to [***] a royalty of [***] of the Net Sales of Products sold by Dermata in the Territory (“Royalty”). Within forty-five (45) days after the end of each Royalty Reporting Quarter, Dermata shall submit to [***] a written report setting forth, for such preceding Calendar Quarter, the number of units of Products sold and the calculation of the Royalty due, if any, to [***] pursuant to this Section 3.4, along with payment of the amounts so due. All payments shall be made in United States Dollars. Sales made in currencies other than United States Dollars shall be converted to United States Dollars in accordance with the exchange rate conversions used by Dermata in preparation of its regularly prepared financial statements, treating United States Dollars as the reporting currency. Dermata may adjust amounts paid to [***] in a year, by set-off against future payments due hereunder on a quarterly basis, of any overpayment of Royalties revealed in Dermata’s year-end audit for such year.

3.5    Withholding Taxes. Where required to do so by Applicable Laws or order of a governmental body, Dermata shall withhold taxes required to be paid to a taxing authority in connection with any payments to Reka-Farm hereunder, and, upon written request from Reka-Farm, Dermata shall furnish Reka-Farm with evidence of such withholding and payment. Dermata shall cooperate with Reka-Farm in obtaining exemption from withholding taxes where available under Applicable Laws, or recovering the same where an exemption is not available.

3.6    Interest. Any undisputed amounts due from either Party to the other Party under this Agreement, or any portion thereof, that are not paid when due, shall bear interest equal to one percent (1.00%) per month calculated on the number of days such payment is delinquent and compounded monthly, but in no event higher than the allowable legal rate. All payments hereunder shall be made in United States Dollars by wire transfer to a bank account as designated in writing by the Party to be paid.

ARTICLE IV.

REGULATORY MATTERS

4.1    Specification Requirements; Change Requests. Dermata shall be solely responsible for establishing the appropriate Acceptance Criteria and for approving the master Batch Record and Collection Protocol for the Material. After Reka-Farm has upgraded the Facility to Dermata’s satisfaction, Dermata shall bear all reasonable external expenses incurred by Reka-Farm to comply with revisions to the Acceptance Criteria and Collection Protocol established by Dermata; provided, however, that (a) Reka-Farm shall provide to Dermata an estimate in writing of all such expenses to be incurred by Reka-Farm with respect to such upgrades, and Dermata shall be responsible to reimburse Reka-Farm only for those expenses and in those amounts for which Dermata agrees in writing prior to those expenses being incurred; (b) such expenses shall not include any internal costs incurred by Reka-Farm, including wages, salaries, overhead, or other amounts for which Reka-Farm bears an obligation under this Agreement; and (c) if Dermata approves the estimate, Reka-Farm shall provide Dermata with copies of invoices, receipts, agreements and other documentation reasonably requested by Dermata to support all such expenses. In the event that Dermata does not approve the expense estimate provided by Reka-Farm, the Parties shall work together to resolve the issue in good faith. Reka-Farm shall be solely responsible for maintaining the documentation, and the conduct of all activities relating to the Collecting, Processing, Testing, and Supply of the Material in conformance with the Documentation and all Applicable Laws.

4.2    Inquiries from Regulatory Authorities. Any inquiries received by Reka-Farm from any Regulatory Authority that relate, directly or indirectly, to Spongilla, the Material and/or Products, Reka-Farm will promptly notify Dermata of the same, and, where permitted by Applicable Law, Dermata shall be solely responsible for any communication with the applicable Regulatory Authority relating to such inquiry and Reka-Farm will assist Dermata, at Dermata’s expense, in responding to all such inquiries.

4.3    Notification of Certain Events. Reka-Farm shall notify Dermata in writing promptly, but in any case, within one (1) business day upon Reka-Farm becoming aware of any:

(a)    pending or threatened litigation, governmental investigation, inspection, inquiry, proceeding or action involving Reka-Farm, the Material, a Collection Site, the Facility, or the Testing Facility to the extent it relates or may relate, directly or indirectly, to such Material or any portions of a Collection Site, the Facility, or Testing Facility, systems or processes related in any way to the Collecting and Processing of Spongilla and the Processing and Supply of the Material;

(b)    defective or adulterated Material provided to Dermata hereunder; and

(c)    any Material provided to Dermata hereunder that fails to meet Acceptance Criteria or to comply with Applicable Laws.

Reka-Farm shall promptly (a) forward to Dermata copies of any correspondence and fully investigate such matters and provide to Dermata a written draft report of its investigation for Dermata’s comment. To the extent any such matter relates to matters outside the Applicable Laws, Dermata shall bear the expenses of such investigation. Reka-Farm will also provide Dermata with all reasonable assistance requested by Dermata in connection with adverse experiences and customer complaints to the extent they relate to the Material supplied by Reka-Farm under this Agreement.

4.4    Regulatory Inspections. In the event of any inspections by a Regulatory Authority of Reka-Farm, a Collection Site, the Facility, or the Testing Facility of which Reka-Farm becomes aware, and which pertain to or have any quality implications for any Material supplied under this Agreement, or if such inspection may materially affect Reka-Farm’s ability to provide Material to Dermata under this Agreement, Reka-Farm agrees to:

(a)    notify Dermata in writing promptly but in any case, within two (2) business days;

(b)    if applicable, provide copies of any notices or communications related to such inspections to Dermata and to allow Dermata to participate in and approve the responses to any questions posed by the Regulatory Authority relating to the Material; and

(c)    not disclose information or materials to the applicable Regulatory Authority(ies) that are not required to be disclosed by Reka-Farm, without the prior written consent of Dermata, which consent shall not unreasonably be withheld or delayed. Such information and materials include, but are not limited to: (i) financial data and pricing data; (ii) sales data; and (iii) personnel data.

Reka-Farm shall respond fully and accurately, with Dermata’s comment and approval, to all inquiries directed to it by any Regulatory Authority and allow such Regulatory Authority, to inspect, audit and review each Collection Site, the Facility, or Testing Facility and all procedures, practices, books, records, and documents relating to the Collection, Processing, Testing, and Supply of any Materials to the extent requested by such Regulatory Authority. Dermata shall have the right to have one or more employees or designated Third Parties on-site during any such inspections. No inspection by a Regulatory Authority shall relieve Reka-Farm of its obligations to deliver Material ordered by Dermata pursuant to the terms and conditions of an Accepted Purchase Order, or affect Dermata’s right to pursue any remedies, in law or equity, that might be available to it. The provisions of this Clause are subject to the mandatory rules of the Applicable Laws to the contrary.

4.5    Dermata Audit Rights. Reka-Farm grants to Dermata the right, once per Calendar Year during Collecting, Processing, Testing, and Supply, and upon at least thirty (30) days written notice to Reka-Farm, to perform an audit during the entire Collection, Processing, Testing and Supply periods of any Collection Site, the Facility, and the Testing Facility, including all records for Material supplied under this Agreement; provided, however, that Dermata’s inspection rights hereunder may be extended for additional time periods as reasonably required by Dermata in the event that any such inspection, or any inspection by a Regulatory Authority, discloses any material failure of Reka-Farm to fully comply with terms and conditions of this all Applicable Laws, Agreement and the Quality Agreement. Any such audit will be at Dermata’s expense.

4.6    Record Retention. Reka-Farm shall retain or cause the retention of originals of all Batch Records and other records or documentation generated by it in connection with the Collecting and Processing of Spongilla and the Processing and Supply of Material under the terms of this Agreement, and all records which may be reasonably required by Dermata in the event of a Recall or adverse drug event in the Territory, for a period of five (5) years from the date any such records were created, provided that prior to the destruction of any such records Reka-Farm shall provide thirty (30) days’ prior, written notice to Dermata and Dermata shall have the right to take possession of such records, at its expense.

4.7    Quality Agreement. The Parties shall cooperate in good faith to develop a mutually acceptable Quality Agreement within [***] after the Effective Date (the “Quality Agreement”). In the event the Quality Agreement contains provisions that are not inconsistent with, but in addition to, the terms set forth herein, the Quality Agreement shall be supplemental to the terms and conditions set forth in this Agreement. Notwithstanding the foregoing or anything in this Agreement or the Quality Agreement to the contrary, in the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Quality Agreement, the provisions of this Agreement shall govern.

ARTICLE V.

CERTIFICATE OF ANALYSIS; INSPECTION; RETURNS, RECALLS

5.1    Certificate of Analysis and Pre-Shipping Control Sample. Reka-Farm shall Test, or have tested, each Batch to be Supplied to Dermata using the qualified and validated analytical testing methodologies set forth in the Documentation. Prior to the Delivery of each Batch Supplied to Dermata, Reka-Farm shall prepare for Dermata a (i) sample of each Batch (“Pre-shipment Sample”), if included in an Accepted Purchase Order, (ii) a certificate of analysis, approved by a responsible representative of the quality assurance function at Reka-Farm, (a) stating that the Material being shipped has been processed, tested, stored and fully conforms to the Acceptance Criteria, the terms and conditions of this Agreement and the Quality Agreement; (b) setting forth the testing methodology employed in making the foregoing determination and the results generated by such tests; and (c) confirming compliance with all Applicable Laws with respect to the Collection and Processing of Spongilla and Testing and Supply of the Material (“Certificate of Analysis”), and (iii) a Certificate of Taxonomic Identification.

5.2    Acceptance of Batches of Material by Dermata. Each Batch Supplied by Reka-Farm shall be Delivered in accordance with the terms and conditions of this Agreement and any Accepted Purchase Order. Dermata’s acceptance of any Delivered Batch is subject to Dermata’s reasonable inspection and testing of each Pre-shipment Sample, if requested, and the Batch following Delivery. Any Batch, or any portion of any Batch, may be rejected by Dermata if any such Pre-shipment Sample, Batch, or any portion of any Batch fails to conform to all Applicable Laws, the Documentation, the terms and conditions of this Agreement or the terms and conditions of the Quality Agreement (“Non-Conforming Material”). Reka-Farm shall not Deliver and Dermata shall not be required to accept Delivery of any Material that was Collected more than twelve (12) months prior to the Delivery Date, which Material shall automatically be deemed to be Non-Conforming Material. Dermata will provide written notice of the acceptance of any Delivered Batch within thirty (30) days of a Batch arriving at Dermata’s contract manufacturing facility; provided, however, Dermata may later reject, in whole or in part, any Delivered Batch if Dermata determines that such Batch, or any portion thereof, contained a latent defect that renders such Batch Non-Conforming Material and shall provide Reka-Farm written notice of such later rejection and the basis therefor.

5.3    In the event Reka-Farm disputes Dermata’s rejection of a Batch, or a portion thereof, as Non-Conforming Material, Reka-Farm shall provide Dermata with written notice stating the basis for the dispute and the Parties shall work together in good faith to resolve such dispute. In the event the Parties cannot otherwise reasonably resolve their dispute, the Parties shall submit a portion of such Pre-shipment Sample or Batch for independent testing in accordance with Section 5.3.1.

5.3.1    Within ninety (90) days of Dermata receiving Reka-Farm’s written notice under Section 5.3, Dermata shall submit samples from the Batches of disputed Non-Conforming Material to an independent testing laboratory or other appropriate expert selected by Dermata (the “Testing Expert”) for Testing, as set forth in the Documentation. In the event the Testing Expert determines the disputed Batch, or portion thereof, meets the requirements of the Documentation, absent manifest error, the findings of the Testing Expert shall be binding on the Parties and Dermata shall pay the costs of the Testing Expert and the Purchase Price for the disputed Batch or portion thereof. In the event the Testing Expert determines the disputed Batch, or portion thereof, is Non-Conforming Material, Reka-Farm shall pay the costs of the Testing Expert and Dermata shall not be required to pay the Purchase Price of the Non-Conforming Material and shall elect an option as stated in 5.3.2 below.

5.3.2    In the event any Batch, or portion thereof, is finally determined to comprise Non-Conforming Material, then at Dermata’s option, (a) Dermata may accept the Non-Conforming Material at the Purchase Price in the applicable Purchase Order and have such Non-Conforming Material reprocessed to meet the Acceptance Criteria, with the cost of such reprocessing being borne solely by Reka-Farm and Reka-Farm reimbursing Dermata for such costs with thirty (30) days of Reka-Farms’ receipt of an invoice from Dermata for such reprocessing costs, (b) Reka-Farm shall Deliver to Dermata within thirty (30) days the quantity of conforming Material set forth in the applicable Accepted Purchase Order, or (c) in the event Dermata has already paid the Purchase Price for a quantity of Non-Conforming Material, then, at Dermata’s sole option, (i) Reka-Farm shall reimburse Dermata, within thirty (30) days for the amount paid by Dermata with respect to such Non-Conforming Material, or (ii) Reka-Farm shall credit Dermata the Purchase Price paid for the Non-Conforming Material and such credit shall be applied to the next Batch to be delivered by Reka-Farm to Dermata pursuant to a subsequent Accepted Purchase Order. In addition to (a), (b) or (c) above, Reka-Farm promptly shall reimburse Dermata for all costs incurred by Dermata with respect to such Non-Conforming Material (including all testing, shipping, handling and other transportation costs, duties, fees, levies and taxes). Dermata shall have the right to offset any such costs against any payments owed by Dermata to Reka-Farm under this Agreement.

5.3.3    Reka-Farm shall immediately notify Dermata if at any time it discovers that any Batch, or any portion of any Batch, intended for Delivery to Dermata hereunder contains any Non-Conforming Material.

5.4    Return of Material. In the event that Dermata has taken possession of a Batch of Material that is determined to be Non-Conforming Material and Dermata elects not to reprocess such Non-Conforming Material in accordance with Section 5.3.2(a) above, it shall, at Reka-Farm’s option, (i) destroy such Non-Conforming Material, at Reka-Farm’s expense, or (ii) ship such Non-Conforming Material, at Reka-Farm’s expense, to a location specified by Reka-Farm. Notwithstanding the foregoing, and in the event Reka-Farm does not provide instructions to Dermata regarding shipment or disposal of Non-Conforming Material within sixty (60) days following the date of Dermata’s written notice to Reka-Farm requesting such instructions, Dermata shall be permitted to dispose of such Non-Conforming Material in a method of its choosing and Reka-Farm shall reimburse Dermata for the costs of such disposal.

5.5    Recalls. Dermata shall be solely responsible for activities relating to a recall or withdrawal of a Products (“Recall”), including all communications with Regulatory Authorities relating to such a Recall. Reka-Farm shall cooperate with and give all reasonable assistance to Dermata in conducting any such Recall to the extent it relates to a Products. If a Recall results from (a) Reka-Farm breaching any Applicable Laws, the terms and conditions of this Agreement or the Quality Agreement, (b) Reka-Farm providing Material not in conformance with the Documentation, or (c) as a result of Reka-Farm’s negligence or willful misconduct in conducting its activities under this Agreement, then Reka-Farm shall (i) bear the actual and reasonable expenses of Dermata in carrying out such Recall, and (ii) use its best efforts to promptly replace the Material subject to such Recall with conforming Material at Reka-Farm’s expense.

ARTICLE VI.

REPRESENTATIONS AND WARRANTY

6.1    Representations and Warranties. In connection with this Agreement and each Delivery of Material to Dermata hereunder, Reka-Farm hereby represents and warrants to Dermata that, as of this Agreement and as of each relevant Delivery Date of such Material to Dermata:

(a)    such Material is in conformity with the Applicable Laws, Documentation and Acceptance Criteria and the applicable Certificate of Analysis, unless otherwise agreed in writing by the Parties;

(b)    all activities associated with Collecting, Processing, Testing and Supplying under this Agreement have been and will be conducted in conformance with all Applicable Laws, and the terms and conditions of this Agreement and the Quality Agreement;

(c)    title to such Material will pass to Dermata free and clear of any security interest, lien or other encumbrance; Reka-Farm has full title and right to such Material under Applicable Laws.

(d)    such Material has been Tested at the Testing Facility and those portions of the Testing Facility used in the Testing of the Material were in compliance with all Applicable Laws at the time Testing took place;

(e)    the expiration date of such Material (provided it is stored in accordance with Reka-Farm’s instructions) is no earlier than [***] after the Collection Date thereof (or such longer period after the Collection Date thereof as may be mutually agreed upon in writing by the Parties and supported by ongoing stability studies); and

(f)    neither Reka-Farm nor any of its Affiliates has been debarred or is subject to debarment pursuant to 21 U.S.C. § 335(a) or (b) or any similar law in any country.

6.2    Licenses and Permits. Reka-Farm hereby represents and warrants to Dermata that Reka-Farm has, at the time of each Delivery, all necessary licenses, permits or approvals required by Applicable Laws in connection with such Delivery and shall obtain and maintain throughout the Term all necessary licenses, permits or approvals required by Applicable Laws in connection with the Collecting and Processing of Spongilla and the Testing and Supply of Material, including, without limitation, permits related to its Facilities.

6.3    Material Supply. Reka-Farm hereby covenants that it shall maintain sufficient Facilities, relationships, rights, personnel and resources to meet its obligations under this Agreement to supply the quantities of Material specified in an Accepted Purchase Order.

6.4    Infringement. Reka-Farm hereby represents and warrants that as of the Effective Date it is not aware that the supply of Material or its process for Processing the Material as conducted prior to the Effective Date, and as proposed to by Reka-Farm to be conducted following the Effective Date, infringes, misappropriates or violates any patent, trade secret or other Intellectual Property Rights of any Third Party.

6.5    Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, TO THE OTHER PARTY WITH RESPECT TO THE MATERIAL, AND HEREBY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT

WITH RESPECT TO THE MATERIAL. EACH PARTY HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, COLLECTION, PROCESSING AND SUPPLY OR COMMERCIALIZATION OF THE PRODUCTS PURSUANT TO THIS AGREEMENT WILL BE SUCCESSFUL.

ARTICLE VII.

CONFIDENTIALITY

7.1    Confidentiality. “Confidential Information” means all non-public, confidential, or proprietary information of a Party, or its Affiliates, whether in oral, written, electronic, or other form or media, whether or not such information is marked, designated, or otherwise identified as “confidential” and includes the terms of this Agreement and any information that, due to the nature of its subject matter or circumstances surrounding its disclosure, would reasonably be understood to be confidential or proprietary, including, specifically: (a) a Party’s other unpatented inventions, ideas, methods, discoveries, know-how, trade secrets, unpublished patent applications, invention disclosures, invention summaries, and other confidential intellectual property; (b) all other business, financial or technical information, designs, specifications, documentation, components, source code, object code, images, icons, audiovisual components and objects, schematics, drawings, protocols, processes, and other visual depictions, in whole or in part, of any of the foregoing; and (c) all notes, analyses, compilations, reports, forecasts, studies, samples, data, statistics, summaries, interpretations, and other materials prepared by or for a Party, its Affiliates or its Representatives (as defined below) that contain, are based on, or otherwise reflect or are derived from any of the foregoing in whole or in part.

Confidential Information shall not include information which:

7.1.1    prior to receipt thereof from one Party was in the possession of the receiving Party and at its free disposal, as can be demonstrated by the receiving Party through written evidence;

7.1.2    is subsequently disclosed to the receiving Party without any obligations of confidence by a Third Party who has not derived it directly or indirectly from the disclosing Party;

7.1.3    is or becomes generally available to the public through no act or default of the receiving Party or its Representatives, or Affiliates;

7.1.4    is independently developed by the receiving Party without the benefit of any disclosure hereunder, as demonstrated by documented evidence prepared contemporaneously with such independent development; or

7.1.5    is required to be disclosed by law, regulation or action of any governmental agency or authority or to comply with the requirements of any securities exchange or to any governmental or regulatory agency, including any Regulatory Authority, in connection with a regulatory filing.

No Confidential Information is included in any of the foregoing exceptions merely because it comprises or relates to the same general subject matter as a specific item of disclosure falling within such exceptions, nor is any general subject matter of Confidential Information within any of the foregoing exceptions merely because one or more specific items comprising or relating to such subject matter fall within such exceptions.

7.2    Dermata agrees to maintain secret and confidential the Confidential Information that it may acquire, or has acquired, from Reka-Farm during the Term of this Agreement (“Reka-Farm Confidential

Information”), to use the same exclusively as permitted under this Agreement, and to disclose the same only to those of its employees, advisors, agents, contractors (“Representatives”), and Affiliates to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

7.3    Reka-Farm agrees to maintain secret and confidential all Confidential Information that it may acquire, or has acquired, from Dermata during the Term (“Dermata Confidential Information”), to use the same exclusively as permitted under this Agreement, and to disclose the same only to those of its Representatives, and Affiliates to whom and to the extent that such disclosure is reasonably necessary to fulfill its obligations under this Agreement.

7.4    Notwithstanding the foregoing provisions of the Article 7, Confidential Information provided under this Agreement may be disclosed to Representatives, and Affiliates of the receiving Party, but only to the extent permitted or required to accomplish the purposes of this Agreement; provided that such Representatives, Affiliates, shall also agree to appropriate and comparable confidentiality and non-use provisions. The receiving Party shall be responsible for any breaches of this Agreement by its Representatives, or Affiliates. In addition, a Party may disclose information provided under this Agreement by the other Party to any Regulatory Authority to obtain approval to market a Products, but such disclosure may be made only to the extent necessary to obtain such approval. A Party may disclose information provided by the other Party as reasonably necessary in connection with the due diligence process associated with future capital investments or financings or the negotiation or exploration of possible strategic transactions, sublicenses or acquisitions, subject to customary confidentiality agreements with the applicable Third Party(ies).

7.5    The obligations of confidentiality herein shall survive without limit in time, shall apply to Reka-Farm Confidential Information and Dermata Confidential Information exchanged between the Parties, both prior to and after entering into this Agreement and, with respect to such information, replace any and all previous confidentiality obligations owed by either Party to the other relating to the subject matter of this Agreement and the Material (including, without limitation, under the Non-Disclosure Agreement executed by the Parties on December 12, 2017).

7.6    Upon the termination of this Agreement, all Confidential Information of the disclosing Party in the receiving Party’s possession will be returned to the disclosing Party (or destroyed by the receiving Party, with written confirmation of such destruction), and the receiving Party will make no further use thereof. Notwithstanding the foregoing, the receiving Party may retain copies of the disclosing Party’s Confidential Information to the extent required to be kept (a) pursuant to any legal and/or regulatory requirement, (b) for compliance with any internal document retention or corporate governance policy or (c) in the receiving Party’s secure electronic archives or backup systems. Any of the disclosing Party’s Confidential Information so retained shall continue to remain subject to the provisions of this Agreement.

7.7    Publications and Publicity. Dermata shall have the right to publish and/or publicly present any information and data relating to the Products and/or the Supply of Material, including any Reka-Farm Confidential Information. Except as required by Applicable Laws or court order, all publicity, press releases and other public announcements or disclosures relating to the existence and terms of this Agreement or the transactions contemplated hereby by Reka-Farm shall be reviewed in advance by, and shall be subject to the prior written approval of Dermata. In addition, the Parties hereby agree that: (a) Dermata may issue a press release or public announcement concerning any aspect of Dermata’s development or commercialization of a Products, including related to the existence and terms of this Agreement or the transactions contemplated hereby, (b) both Parties may disclose the existence of this Agreement and the terms and conditions hereof, without the prior written consent of the other Party, as may be required by Applicable Laws (including, without limitation, disclosure requirements of the United States Securities and Exchange Commission, the New York Stock Exchange, NASDAQ, or any other exchange or foreign counterparts thereof); provided, that each Party shall give the other Party reasonable advance notice and an opportunity to review any such disclosure, and (c) Dermata may disclose the existence of this Agreement and the terms and conditions hereof, without the prior written consent of Reka-Farm, as reasonably necessary in connection with the due diligence process associated with future capital investment or the negotiation or exploration of possible financings, strategic transactions, sublicenses or acquisitions, subject to customary confidentiality agreements with the applicable Third Party(ies).

ARTICLE VIII.

INTELLECTUAL PROPERTY

8.1    Ownership of Dermata Intellectual Property Rights. Dermata shall solely own or control any Intellectual Property Rights that were owned or controlled by Dermata prior to the Effective Date (“Dermata Intellectual Property Rights”).

8.2    Ownership of Reka-Farm Intellectual Property Rights. Reka-Farm shall solely own or control any Intellectual Property Rights that were owned or controlled by Reka-Farm prior to the Effective Date and outside the scope of this Agreement (“Reka-Farm Intellectual Property Rights”).

8.3    Ownership of Deliverables and Intellectual Property Rights in Deliverables. Dermata is, and shall be, the sole and exclusive owner of all right, title and interest in and to all documents, data, information, work product and other materials, and all Intellectual Property Rights therein, that are delivered to Dermata (“Deliverables”) by Reka-Farm as a result of Reka-Farm conducting activities pursuant to this Agreement. Any Intellectual Property Rights in Deliverables shall be deemed Dermata Intellectual Property Rights and the contents of Deliverables shall be deemed Dermata Confidential Information. Reka-Farm hereby irrevocably assigns, and shall cause Reka-Farm personnel to irrevocably assign to Dermata, in each case without additional consideration, all right, title and interest throughout the world in and to the Deliverables, including all Intellectual Property Rights in Deliverables. Reka-Farm shall cause Reka-Farm personnel to irrevocably waive, to the extent permitted by Applicable Laws, any and all claims such Reka-Farm personnel may now or hereafter have in any jurisdiction to so-called “moral rights” or rights of droit moral with respect to the Deliverables. Upon the request of Dermata, Reka-Farm shall, and shall cause Reka-Farm Personnel to, promptly take such further actions, including execution and delivery of all appropriate instruments of conveyance, as may be necessary to assist Dermata to prosecute, register, perfect or record its rights in or to any Deliverables. Reka-Farm shall cause Reka-Farm Contactors to assign to Dermata or Reka-Farm, as applicable, to assign to Dermata, in each case without additional consideration, all right, title and interest throughout the world each such Reka-Farm Contractor may have in and to the Deliverables, including all Intellectual Property Rights in Deliverables. Reka-Farm shall also cause Reka-Farm Contactors to irrevocably waive, to the extent permitted by Applicable Laws, any and all claims such Reka-Farm personnel may now or hereafter have in any jurisdiction to so-called “moral rights” or rights of droit moral with respect to the Deliverables.

8.4    Ownership of Know-How and Developments. During the course of this Agreement, the Parties may, solely or jointly, generate inventions, improvements, discoveries, methods, novel information or other valuable know-how (“Know-How”). In order to permit and encourage a successful collaboration and protect the key business interests of both Parties, the Parties agree that all Know-How conceived, generated, derived or first reduced to practice by Reka-Farm as a result of services performed under this Agreement or related to the Materials (“Developments”), and all Intellectual Property Rights therein, are and shall be the exclusive property of Dermata, to the extent not prohibited by Applicable Laws. All Intellectual

Property Rights in Know-How and Developments shall be deemed Dermata Intellectual Property Rights, and the content of such Know-How and Developments shall be deemed the Dermata Confidential Information. Reka-Farm agrees to assign its rights in all such Developments and Know-How, including all Intellectual Property rights in Know-How and Developments to Dermata without further consideration and from the time when the relevant Know-How or Developments were generated. Reka-Farm shall cause Reka-Farm Personnel to irrevocably waive, to the extent permitted by Applicable Laws, any and all claims such Reka-Farm Personnel may now or hereafter have in any jurisdiction to any rights with respect to the Know-How and Developments and shall not register any such rights. Upon the request of Dermata, Reka-Farm shall, and shall cause Personnel to, promptly take such further actions, including execution and delivery of all appropriate instruments of conveyance, as may be necessary to assist Dermata to prosecute, register, perfect or record the rights of Dermata in or to any Intellectual Property Rights, Know-How or Developments. Reka-Farm shall cause Reka-Farm Contactors to assign to Dermata or Reka-Farm, as applicable, to assign to Dermata, in each case without additional consideration, all right, title and interest throughout the world (including in the Russian Federation) each such Reka-Farm Contractor may have in and to Know-How and Developments, including all Intellectual Property Rights in Know-How and Developments. Reka-Farm shall also cause Reka-Farm Contactors to irrevocably waive, to the extent permitted by Applicable Laws, any and all claims such Reka-Farm personnel may now or hereafter have in any jurisdiction to so-called “moral rights” or rights of droit moral with respect to Know-How and Developments.

8.5    Grant of License by Dermata to Reka-Farm under Dermata Intellectual Property Rights. Dermata hereby grants to Reka-Farm during the Term a non-exclusive, limited, non-assignable, sublicensable (but only in accordance with this Section 8.5), royalty-free license within the Territory under the Dermata Intellectual Property Rights solely for the purpose of fulfilling Reka-Farm’s obligations to Dermata under this Agreement. The license granted to Reka-Farm in this Section 8.5 is sublicensable by Reka-Farm only to Reka-Farm Contractors, and only for the period during which such Reka-Farm Contractors are providing services on behalf or Reka-Farm under this Agreement, and only for the limited purpose of fulfilling Reka-Farm’s obligations to Dermata under this Agreement.

8.6    Grant of License by Reka-Farm to Dermata under Reka-Farm Intellectual Property Rights. Reka-Farm hereby grants to Dermata during the Term an exclusive, royalty-bearing, sublicensable license in the Territory under Reka-Farm Intellectual Property Rights for the purpose of making, using, selling, offering for sale, and importing Spongilla, Material and Products. Reka-Farm further grants to Dermata during the Term a non-exclusive, royalty-free, sublicensable license outside the Territory under Reka-Farm Intellectual Property Rights for the purpose of developing, testing making, having made, using, selling, offering for sale, and importing Spongilla, Material and Products in the Territory.

8.7    Reka-Farm will not knowingly utilize any technology owned or controlled by any Third Party, including any technology subject to Third-Party Intellectual Property Rights, for the purposes of Collecting, Processing, Testing and Supplying Material without first providing Dermata with written notice thereof, and agreeing upon terms for the use of such technology.

8.8    Except as expressly set forth in this Agreement, neither Party shall acquire or register any license, express or implied, to any Intellectual Property Rights of the other Party pursuant to this Agreement, nor do the Parties intend that any agency or partnership relationship be created by this Agreement. Each Party is and shall remain the exclusive owner of its Confidential Information and all Intellectual Property Rights therein.

8.9    Notwithstanding any other provision of this Agreement, neither Reka-Farm nor any of its Affiliates, Reka-Farm Contractors or other permitted Reka-Farm sublicensees shall have any right or license to use any Dermata Trademarks, and any such use by Reka-Farm, its Affiliates, Reka-Farm Contractors or other permitted Reka-Farm sublicensees shall be considered a material breach of this Agreement by Reka-Farm.

ARTICLE IX.

INSURANCE AND INDEMNIFICATION

9.1    Reka-Farm Insurance. Reka-Farm shall maintain commercial general liability insurance and product liability insurance with a minimum limit per occurrence of $1,000,000 prior to first human use of a Products containing Material supplied hereunder and $10,000,000 per occurrence following such first human use. Upon Dermata’s request, Reka-Farm will name Dermata as an additional-insured on such insurance policies and will provide to Dermata copies of certificates of insurance verifying such coverage.

9.2    Dermata Insurance. Dermata and its Affiliates shall maintain commercial general liability insurance and product liability insurance with a minimum limit of $1,000,000 per occurrence prior to first human use of the Products, and $5,000,000 per occurrence following such first human use. Upon request, Dermata will provide to Reka-Farm copies of certificates of insurance verifying such coverage.

9.3    Indemnification by Reka-Farm. Reka-Farm shall indemnify and hold harmless Dermata and its Affiliates, and each of their respective employees, officers, directors and agents (each a “Dermata Indemnitee”) from and against (i) any and all liabilities, losses and damages (“Losses”) finally awarded to a Third Party by a court of competent jurisdiction that result from any charge, allegation, notice, civil, criminal, employment or administrative claim, demand, complaint, cause of action, suit, proceeding, arbitration, hearing or investigation (each a “Claim”) made or brought against a Dermata Indemnitee by or on behalf of such Third Party, and (ii) subject to Section 9.5, any direct out-of-pocket costs and expenses (including reasonable attorneys’ fees) (“Litigation Costs”) incurred by a Dermata Indemnitee while investigating or conducting the defense of such Third Party Claim, in any such case (i) and (ii), solely to the extent such Claim is directly based on or directly arises out of the breach by Reka-Farm of any representation, warranty or covenant contained in this Agreement; provided, however, that such indemnification right shall not apply to any Claims, Losses or Litigation Costs (x) to the extent directly attributable to the gross negligence, reckless misconduct, or intentional misconduct of a Dermata Indemnitee, or (y) for which Dermata is obligated to indemnify Reka-Farm under Section 9.4.

9.4    Indemnification by Dermata. Dermata shall indemnify and hold harmless Reka-Farm and its Affiliates and each of their respective employees, officers, directors and agents (each a “Reka-Farm Indemnitee”) from and against (i) any and all Losses finally awarded to a Third Party by a court of competent jurisdiction that result from any Claim made or bought against a Reka-Farm Indemnitee by or on behalf of such Third Party, and (ii) subject to Section 9.5, any Litigation Costs incurred by a Reka-Farm Indemnitee while investigating or conducting the defense of such Third Party Claim, in any such case solely to the extent such Claim is directly based on or directly arises out of the breach by Dermata of any representation, warranty or covenant contained in this Agreement; provided, however, that such indemnification right shall not apply to any Claims, liability, loss, damage, cost and expense (x) to the extent directly attributable to the negligence, reckless misconduct, or intentional misconduct of a Reka-Farm Indemnitee or Reka-Farm’s breach of this Agreement, or (y) for which Reka-Farm is obligated to indemnify Dermata under Section 9.3.

9.5    Indemnification Procedures. Promptly after receipt by a Party seeking indemnification under this

Section 9 (an “Indemnitee”) of notice of any pending or threatened Claim against it, such Indemnitee shall give written notice thereof to the Party from whom the Indemnitee is entitled to seek indemnification pursuant to this Section 9 (the “Indemnifying Party”); provided, that the failure so to notify the Indemnifying Party shall not relieve it of any liability that it may have to any Indemnitee hereunder, except to the extent the Indemnifying Party demonstrates that it is materially prejudiced thereby. The Indemnifying Party shall be entitled to participate in the defense of such Claim and, to the extent that it elects within seven (7) days of its receipt of notice of the Claim from the Indemnitee, to assume control of the defense of such Claim (unless (i) the Indemnifying Party is also a party to such proceeding and the Indemnifying Party has asserted a cross claim against the Indemnitee or a court has otherwise determined that such that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnitee of its financial capacity to defend the Indemnitee in such proceeding) with counsel reasonably satisfactory to the Indemnitee and, after notice from the Indemnifying Party to the Indemnitee of its election to assume the defense of such Claim, the Indemnifying Party shall not, as long as it diligently conducts such defense, be liable to the Indemnitee for any Litigation Costs subsequently incurred by the Indemnitee. The Indemnitee shall provide the Indemnifying Party with such information and assistance as the Indemnifying Party may reasonably request with regard to the Claim. No compromise or settlement of any Claim may be effected by the Indemnifying Party without the Indemnitee’s written consent, which consent shall not be unreasonably withheld or delayed, unless (a) there is no finding or admission of any violation of Applicable Laws or any violation of the rights of any person and no effect on any other claims that may be made against the Indemnitee, (b) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (c) the Indemnitee’s rights under this Agreement are not restricted by such compromise or settlement.

ARTICLE X.

TERM; TERMINATION

10.1    Term. The term of this Agreement shall commence on the Effective Date and, shall survive in full force indefinitely unless terminated as hereinafter provided in this Article X (the “Term”).

10.2    Termination of Agreement for Breach. Either Party may terminate this Agreement and the License for material breach of this Agreement by the other Party by giving ninety (90) days’ written notice to the breaching Party, (specifying in reasonable detail the basis for such termination) and such breaching Party has not cured such breach within such period.

10.3    Termination of Agreement by Dermata. Dermata may terminate this Agreement upon not less than ninety (90) days written notice to Reka-Farm for any reason or no reason (i) in whole, or (ii) in any specific country in the Territory.

10.4    Consequences of Termination. In the event Dermata terminates this Agreement under this Article X, the licenses granted by Dermata to Reka-Farm under Section 8.5 shall terminate in whole upon the date of the termination of the Agreement.

10.5    Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination. Any termination of this Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement prior to termination, including without limitation, commitments under binding orders for Material. The provisions of Sections 3.5, 3.8, 4.2, 4.3, 4.4, 4.5, 4.6, 5.4, 5.5, 6.1, 12.1, 12.10 and this 10.5 and Articles 1, 7, 8 and 9 shall survive any termination of this Agreement.

ARTICLE XI.

DISPUTE RESOLUTION

11.1    Informal Resolution. Subject to Section 12.5, in the event of any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, or alleged breach of this Agreement (the “Dispute”), prior to instituting any arbitration on account of such Dispute, the Parties shall attempt in good faith to settle such Dispute first by negotiation and consultation between themselves, including referral of such Dispute to the Chief Executive Officer of Dermata and the Director General of Reka-Farm. In the event said executives are unable to resolve such Dispute or agree upon a mechanism to resolve such Dispute within thirty (30) days of the first written request for dispute resolution under this Section 11.1, then the Parties shall resolve all such Disputes in accordance with Section 11.2.

11.2    Arbitration. If any Dispute has not been resolved by good faith negotiations between the Parties pursuant to Section 11.1 above, then any such Dispute, controversy or claim which may arise out of or in connection with this Agreement or the execution, breach, termination or invalidity thereof, shall be submitted to the International Court of Arbitration of the International Chamber of Commerce and shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with such rules. The arbitral award shall be final for the Parties. Submission to the state court of an application for making a decision in the absence of competence of the arbitral tribunal in connection with the issuance of a separate award as a decision on a preliminary question of the competence of the arbitral tribunal is prohibited.

ARTICLE XII.

MISCELLANEOUS

12.1    Governing Law. This Agreement shall be governed by the laws of the State of California, United States of America, without regard to its conflict of law provisions. The Parties agree that the United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement.

12.2    Unenforceability. Both Parties hereby expressly state that it is not the intention of either Party to violate any Applicable Laws. If any of the provisions of this Agreement are held to be void or unenforceable, then such void or unenforceable provisions shall be replaced by valid and enforceable provisions which will achieve as far as possible the economic business intentions of the Parties.

12.3    Compliance with Law. Reka-Farm shall comply with and shall use Commercially Reasonable Efforts to ensure that its Affiliates and Representatives comply with all Applicable Laws in carrying out its rights and obligations under this Agreement. Dermata shall comply with and shall use Commercially Reasonable Efforts to ensure that its Affiliates and Representatives comply with all laws, regulations, rules, guidelines and regulations applicable to the conduct of its business within the United States, as well as the GACP.

12.4    FCPA Compliance. Reka-Farm represents and warrants that Reka-Farm is familiar with all applicable anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), and all applicable anti-corruption and anti-bribery laws and regulations in effect in the countries in which Reka-Farm conducts or will conduct business, including those set out under Applicable Laws. Reka-Farm agrees that in the course of its performance under this Agreement, it will not, either directly or through an intermediary, give or offer to give anything of value to a government official (or candidate for government office), an official of a public international organization, or a political party or party official, for purposes of influencing the official’s decisions, inducing the official to do or omit doing some act, or securing any improper advantage. Any breach of the foregoing obligation shall constitute a material breach of this Agreement and shall entitle Dermata to exercise all available remedies hereunder at law or equity. Such a breach shall also entitle Dermata to the return of all amounts paid to Reka-Farm hereunder by or on behalf of Dermata.

12.5    Injunctive Relief. Reka-Farm and Dermata agree that if certain material obligations under this Agreement are not performed in accordance with their specific terms or are otherwise breached, (a) severe and irreparable damage would occur, (b) no adequate remedy at law would exist, and (c) damages would be difficult to determine. Reka-Farm and Dermata agrees that, in such case, the injured Party shall be authorized and entitled to seek to obtain from any court of competent jurisdiction injunctive relief, whether preliminary or permanent, as well as any other relief permitted by applicable law, and the breaching Party shall waive any requirement that such Party post bond as a condition for obtaining any such relief.

12.6    No Waiver. The failure by either Party to take any action or assert any right hereunder shall in no way be construed to be a waiver of such right, nor in any way be deemed to affect the validity of this Agreement or any part hereof, or the right of a Party to thereafter enforce each and every provision of this Agreement.

12.7    Drafting. This Agreement shall not be construed more strictly against one Party than the other because it may have been drafted by one of the Parties or its counsel, the Parties having contributed through its counsel substantially and materially to the negotiation and drafting thereof.

12.8    Assignment. This Agreement and the Parties’ rights and obligations hereunder shall not be assignable except with the prior written consent of the other Party, not to be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, Dermata shall have the right to assign this Agreement or its rights or obligations under this Agreement without Reka-Farm’s prior written consent to any of its Affiliates, successors in interest or acquirors of all or substantially all of its assets, including any successor in interest by way of any reincorporation or other reorganization; provided, that such Affiliate, successor in interest or acquirer assumes all Dermata’s obligations under this Agreement.

12.9    Relationship of the Parties. In making and performing this Agreement, the Parties are acting, and intend to be treated, as independent entities and nothing contained in this Agreement shall be construed or implied to create an agency, partnership, joint venture, or employer and employee relationship between or among any of the Parties. Except as otherwise provided herein, no Party may make any representation, warranty or commitment, whether express or implied, on behalf of or incur any charges or expenses for or in the name of any other Party. No Party shall be liable for the act of any other Party unless such act is expressly authorized in writing by such Party.

12.10    Notices. Every notice, election, demand, consent, request, approval, report, offer, acceptance, certificate, or other communication required or permitted under this Agreement or by Applicable Laws shall be in writing and shall be deemed to have been delivered and received (a) when delivered in person or by courier or electronic mail (with confirmation sent by another method herein) (b) upon confirmation of receipt when sent by certified mail, return receipt requested; or (c) upon receipt when sent by reputable private international courier with established tracking capability (such as DHL, FedEx, or UPS), postage paid and addressed as set forth as the case may be, to the noticed, Reka-Farm or Dermata, at the address set forth below, or such other address as Reka-Farm or Dermata may specify by written notice to the other.

For Reka-Farm:

Reka-Farm

[***]

For Dermata:

Dermata Therapeutics, LLC.

3525 Del Mar Heights Rd., #322

San Diego, CA 92130

Attn: Chief Executive Officer

12.11    Force Majeure. If and to the extent that either Party is prevented or delayed by a Force Majeure Event from performing any of its obligations under this Agreement and promptly so notifies the other Party, specifying the matters constituting the Force Majeure Event, together with such evidence in verification thereof as it can reasonably give and specifying the period for which it is estimated that the prevention or delay will continue, then the Party so affected shall be relieved of liability to the other for failure to perform or for delay in performing such obligations (as the case may be), but shall nevertheless use its best endeavors to resume full performance thereof; provided, however, that if the Force Majeure Event continues for a period of ninety (90) days or more following notification, the Party not affected by the Force Majeure Event may terminate this Agreement by giving not less than thirty (30) days prior notice to the other Party.

12.12    Headings. The captions to the Sections hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Sections hereof.

12.13    Set Off. Dermata shall have a right to set-off any amounts due under this Agreement to Reka-Farm and/or Mikhail Petrovichev against any damages incurred by Dermata and/or its Affiliates (solely as demonstrated by a final, unappealable judgment against Reka-Farm with respect to such damages) due to any material breach of this Agreement by Reka-Farm, its Affiliates or Mikhail Petrovichev. In the event such set-off is insufficient to satisfy such judgment, any portion thereof which is not satisfied, shall bear interest equal to one percent (1%) per month calculated on the number of days such payment is delinquent and compounded monthly until satisfied by further set-off or payment.

12.14    Counterparts. This Agreement, and any amendment or supplement hereto, may be executed in any number of counterparts, and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. The execution of this Agreement and any such amendment or supplement by any Party hereto will not become effective until counterparts hereof have been executed by both Parties hereto.

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IN WITNESS WHEREOF, the Parties have caused this Supply Agreement to be executed by their respective duly authorized representatives as of the day and year first above written.

DERMATA THERAPEUTICS, LLC	REKA-FARM, LLC.

By: /s/ Gerald T. Proehl	By: /s/ Mikhail Petrovichev

Name: Gerald T. Proehl	Name: Mikhail Petrovichev

Title: President and CEO	Title: Director General

MIKHAIL PETROVICHEV

By: /s/ Mikhail Petrovichev

Name: Mikhail Petrovichev

Title: Individual